SEC 1344
(7-2000)     PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions     UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION          OMB Number:       3235-0058
               WASHINGTON, D.C. 20549                Expires:   January 31, 2005
                     FORM 12B-25                     Estimated average burden
             NOTIFICATION OF LATE FILING             hours per response. . .2.50
                                                     SEC FILE NUMBER:     1-8676
                                                     CUSIP NUMBER:     307260109

(CHECK ONE): [x]Form 10-K [ ]Form 20-F  [ ]Form 11-K [ ]Form 10-Q
[ ]Form N-SAR

For Period Ended: December 31, 2001
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

             FANSTEEL INC.
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Full Name of Registrant

             N/A
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Former Name if Applicable

             NUMBER ONE TANTALUM PLACE
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Address of Principal Executive Office (STREET AND NUMBER)

             NORTH CHICAGO, ILLINOIS  60064
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

Fansteel Inc. (the "Company") and its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware (the "Bankruptcy Court") on January 15, 2002 (the "Bankruptcy Filing"). The Company is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2001 because compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would cause the Company significant hardship and unreasonable burden in terms of expense and effort on the part of the Company and its management. Since the Bankruptcy Filing, the efforts of the Company have been occupied by addressing the day-to-day needs of a Chapter 11 debtor, including obtaining approval of the Bankruptcy Court for non-ordinary course activities, negotiating with its major creditor constituencies and ongoing efforts to sell the Company's assets or prepare a plan of reorganization.

On February 11, the Company submitted a request for a no-action position (the "No-Action Request") to the Staff of the Securities and Exchange Commission requesting relief from the periodic reporting obligations under the Exchange Act. The Company is awaiting a reply to the No-Action Request. Pending the Staff's reply to the No-Action Request, in accordance with the modified reporting requested in the No-Action Request, the Company will file, under cover of Form 8-K and in lieu of its Exchange Act reports, the monthly operating reports that it files with the U.S. Trustee and the Bankruptcy Court. If the relief requested in the No-Action Request is denied, the Company will file its Fiscal 2001 10-K as soon as practicable after receipt of such denial.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


   GARY L. TESSITORE                (847)                         689-4900
  -------------------             ---------------            -------------------
       (Name)                       (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [X] Yes   [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHMENT NO. 1

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                                  FANSTEEL INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  04/01/02     By
    -------------     ------------------------------------------------------
                                         Gary L. Tessitore
                           Chairman, President and Chief Executive Officer


                   By
                      ------------------------------------------------------
                                          Michael McEntee
                            Vice President and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                Attachment No. 1

Response to Part IV(3):

Management has not completed its efforts to quantify the results of operations for the fiscal year ended December 31, 2001.